August 15, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Terence O’Brien

Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:                             Crocs, Inc.

Form 10-K for the Year Ended December 31, 2013

Filed February 25, 2014

Form 10-Q for the Period Ended June 30, 2014

Filed July 30, 2014

Response dated July 28, 2014

File No. 0-51754

Dear Mr. O’Brien:

Crocs, Inc. (the “Company”) submits this response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 5, 2014 relating to the above-referenced Form 10-K for the fiscal year ended December 31, 2013 and Form 10-Q for the period ended June 30, 2014.  For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by our response.

Form 10-Q for the Period Ended June 30, 2014

Notes to the Financial Statements

Note 13. Series A Preferred Stock, page 17

1.              We note your response to comment 4 of our letter dated July 14, 2014. Please also address your consideration of ASC 815-15-25-20 in regard to the put and call options related to the preferred stock.

Response: The Company identified the following put and call options embedded in the Series A convertible preferred stock (the “Series A preferred stock”) that were evaluated for potential treatment as embedded derivative instruments that potentially require bifurcation under ASC 815:

1)             The holders of the Series A preferred stock have the right after eight years to require the Company to repurchase the Series A preferred stock at 100% of the stated value plus all accrued but unpaid dividends (“Redemption Put Option”);

2)             Upon a change in control, at the Series A preferred stock holders’ option, the holders can require the Company to redeem the shares at 101% of the stated value plus all accrued but unpaid dividends (“Contingent Redemption Put Option”); and

3)             The Company has the right after eight years to require the holders of the Series A preferred stock to redeem the Series A preferred stock at 100% of the stated value plus all accrued but unpaid dividends (“Redemption Call Option”).

ASC 815-15-25-20 states the following, in part (emphasis added):

A put option that enables the holder to require the issuer of an equity instrument to reacquire that equity instrument for cash or other assets is not clearly and closely related to that equity instrument. Thus, such a put option embedded in a publicly traded equity instrument to which it relates shall be separated from the host contract by the holder of the equity instrument if the criteria in paragraph 815-15-25-1(b) through (c) are also met…A purchased call option that enables the issuer of an equity instrument (such as common stock) to reacquire that equity instrument would not be considered to be a derivative instrument by the issuer of the equity instrument pursuant to that paragraph. Thus, if the call option were embedded in the related equity instrument, it would not be separated from the host contract by the issuer. However, for the holder of the related equity instrument, the embedded written call option would not be considered to be clearly and closely related to the equity instrument, if the criteria in paragraph 815-15-25-1(b) through (c) were met, and shall be separated from the host contract.

The Company notes that in order for a put or call option to be bifurcated from the host contract and accounted for as a separate derivative instrument, the embedded features must meet the derivative criteria established in ASC 815-15-25-1.

As part of its analysis, the Company considered the guidance in ASC 815-15-25-1 which states the following:

An embedded derivative shall be separated from the host contract and accounted for as a derivative instrument pursuant to Subtopic 815-10 if and only if all of the following criteria are met:

a.              The economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract.

b.              The hybrid instrument is not re-measured at fair value under otherwise applicable generally accepted accounting principles (GAAP) with changes in fair value reported in earnings as they occur.

c.               A separate instrument with the same terms as the embedded derivative would, pursuant to Section 815-10-15, be a derivative instrument subject to the requirements of this Subtopic.

As noted above, the criteria in ASC 815-15-25-1(c) requires an embedded feature to be separated from the host contract if a separate instrument with the same terms as the embedded derivative would be a derivative instrument (determined pursuant to ASC 815-10-15). Thus, in order to meet the criteria in ASC 815-15-25-1(c), a separate instrument with the same terms as the Redemption Put Option, Contingent Redemption Put Option and Redemption Call Option features would have to meet the definition of a derivative (including meeting the net settlement criteria) in order to meet the definition of a derivative instrument as required by ASC 815-10-15-83.

As noted in ASC 815-10-15-83, a derivative instrument must contain three features: (a) an underlying, notional amount, payment provision; (b) little or no initial net investment; and (c) net settlement. If any of these characteristics are not met, the instrument would not meet the definition of a derivative instrument.

In determining whether or not a separate instrument with the same terms as the Redemption Put Option, Contingent Redemption Put Option and Redemption Call Option meets the net settlement criteria, the Company first noted that the Series A preferred stock is not publicly traded, and thus is not readily convertible to cash. Further, a market mechanism does not exist to facilitate net settlement outside of the contract or market valuation.

Additionally, the Company considered ASC 815-10-15-107 through 15-109 which state the following (emphasis added):

15-107: The potential settlement of the debtor’s obligation to the creditor that would occur upon exercise of a put option or call option embedded in a debt instrument meets the net settlement criterion as discussed beginning in paragraph 815-10-15-100 because neither party is required to deliver an asset that is associated with the underlying. Specifically:

a.              The debtor does not receive an asset when it settles the debt obligation in conjunction with exercise of the put option or call option.

b.              The creditor does not receive an asset associated with the underlying.

15-108: The guidance in the preceding paragraph shall be applied under both of the following circumstances:

a.              When applying paragraph 815-15-25-1(c) to a put option or call option (including a prepayment option) embedded in a debt instrument.

b.              When analyzing the net settlement criterion (see guidance beginning in paragraph 815-10-15-100) for a freestanding call option held by the debtor on its own debt instrument and for a freestanding put option issued by the debtor on its own debt instrument.

15-109: The guidance in paragraph 815-10-15-107 shall not be applied under either of the following circumstances:

a.              To put or call options that are added to a debt instrument by a third party contemporaneously with or after the issuance of a debt instrument. (In that circumstance, see paragraph 815-10-15-6.)

b.              By analogy to an embedded put or call option in a hybrid instrument that does not contain a debt host contract.

While the guidance above provides that a redemption feature embedded in a debt host is considered to meet the net settlement criteria, ASC 815-10-15-109(b) explicitly states that the guidance in ASC 815-10-15-107 is not applicable to hybrid instruments that contain an equity host.  Because the Series A preferred stock are considered an equity host (please refer to our earlier response on comment four in the letter dated July 28, 2014), the Redemption Put Option, Contingent Redemption Put Option and Redemption Call Option features are not considered to meet the net settlement criteria under ASC 815-10-15-107.

As noted above, the Redemption Put Option, Contingent Redemption Put Option and Redemption Call Option features would have to meet the definition of a derivative (including meeting the net settlement criteria) in order to meet the definition of a derivative instrument as required by ASC 815-10-15-83.  As cited above, the Redemption Put Option, Contingent Redemption Put Option and Redemption Call Option features do not meet the net settlement criteria and therefore they are not embedded derivatives that require bifurcation because a separate instrument with the same terms would not meet the definition of a derivative instrument.

Management’s Discussion and Analysis

Liquidity and Capital Resources

Repatriation of Cash, page 42

2.              We note your response to comment 5 of our letter dated July 14, 2014. Please address the following:

•                  In regard to the $23.0 million cash that may be paid to you as a dividend of 2014 earnings from Netherlands subsidiaries, please tell us whether taxes have been accrued during 2014 pursuant to ASC 740. If they have not been accrued, please help us understand why; and

•                  In regard to your remaining unremitted earnings related to Netherlands subsidiaries, please help us better understand how you determined the amount of earnings which would be repatriated and the amount that would remain permanently reinvested pursuant to ASC 740-30-25-17. Please provide us with your specific plans for reinvestment for the remaining undistributed earnings that demonstrated remittance of the earnings would be postponed indefinitely.

Response: The Company has not yet formed a final conclusion about amounts that may be repatriated as a dividend out of 2014 earnings of Netherlands subsidiaries, and as such, the Company has not accrued U.S. income tax on the $23.0 million of 2014 earnings from Netherlands subsidiaries. The income is not a required repatriation but is instead part of a board authorized expenditure amount for purposes of completing anticipated and board authorized stock repurchases during 2014. However, because there are other options available to obtain the cash for the stock repurchases, including paying outstanding intercompany receivables from foreign subsidiaries to the U.S., the Company is continuing to evaluate the appropriate source for this potential cash requirement which would negate the U.S. tax consequences of repatriation. If circumstances change and it becomes apparent that some or all of the

Company’s historical foreign earnings will be repatriated to the U.S. in the foreseeable future, the Company would accrue an expense in that period for U.S. income taxes attributable to that future remittance. This on-going assessment is considered one of the Company’s Critical Accounting Policies and is disclosed as such in Item 7.  “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013. The Company expects its historical foreign earnings ($474.2 million cumulative as of December 31, 2013) and any future foreign earnings that are not repatriated in a given year to be permanently reinvested and to be used to service its foreign entity operations, debt, and future acquisitions and other foreign cash operating needs.

The Company considered various factors in accordance with ASC 740-30 to determine the amount of earnings from the Netherlands subsidiaries that would remain permanently reinvested based first on foreign entity requirements for operating capital and expansion in accordance with the Company’s treasury and business strategies, and secondly based on whether there are cash needs in the U.S. that cannot be satisfied with other sources of cash which do not bear the tax consequences of a cash repatriation.

Regarding amounts that would remain permanently reinvested in foreign jurisdictions, specific factors vary depending on the jurisdiction. For the Netherlands subsidiaries, some of the specific factors considered were the working capital needs of the Netherlands subsidiaries, and the use of the Netherlands subsidiaries’ prior earnings to fund significant intercompany loans in Japan, Taiwan, Russia and Brazil for expansion and development. In addition, the Netherlands subsidiaries intend to invest in new, international business strategies or acquisitions as appropriate opportunities arise in the future. The Netherlands subsidiaries have invested, and will continue to invest in the foreseeable future, cash into the expansion and development of the existing international operations of the Company’s foreign subsidiaries.

At December 31, 2013, $252.3 million of the Company’s cash and cash equivalents were held by consolidated entities located outside of the U.S. The Company’s disclosure that foreign cash held outside the U.S. could be repatriated to the U.S. is not meant to be an indication of the exact amount of foreign earnings that will be repatriated to the U.S. in the future, since the cash balances of the Company’s consolidated entities located outside of the U.S. fluctuate period-to-period depending on local cash flows, debt servicing requirements, and the operating and expansion needs of its foreign entities. Any future repatriation of foreign earnings to the U.S. will be based on actual foreign entity cash requirements, cash needs, and actual foreign entity cash available at the time a future repatriation is contemplated.

* * * *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•                              the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                              the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at 303-848-7000. Thank you again for your time and consideration.

Respectfully submitted,

CROCS, INC.

		By:	/s/ Jeffrey J. Lasher
Name: Jeffrey J. Lasher
Title: Senior Vice President - Finance, Chief Financial Officer

cc:	Daniel P. Hart (Crocs, Inc.)
Jason Day (Perkins Coie LLP)